

SEC MAIL PROCESSING
RECEIVED
MAR 1 2005
WASH. D.C. 213 SECTION



SECUI ION

05040999

3-3-23

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response..... 12.00	

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-08542~~

8-53679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Order Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

194 Nassau Street
(No. and Street)

Princeton (City) New Jersey (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH J. FRAZZITTA 609 430-0482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

120 Albany Street, Suite 201 (Address) New Brunswick (City) New Jersey (State) 08901 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-24-05

OATH OR AFFIRMATION

I, David Scheckel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Order Execution Services, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

TRACY G. LeBLON
Notary Public of New Jersey
My Commission Expires July 31, 2008

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C. 213 SECTION

120 Albany Street
Suite 201
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' REPORT

To the Members,
Order Execution Services, LLC:

We have audited the statement of financial condition of Order Execution Services, LLC, as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Order Execution Services, LLC, as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Withum Smith + Brown P.C.
February 4, 2005

Where Success Begins℠

A member of HLB International. A world-wide organization of accounting firms and business advisers.

ORDER EXECUTION SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and Cash Equivalents	$ 86,979
Deposits at Clearing Organizations and Others (Cash of $701,454 and Securities of $36,000)	737,454
Receivables from Broker-Dealers and Clearing Organizations	29,434
Receivables from Customers, Net of Allowance for Doubtful Accounts of $2,313	368,085
Marketable Securities Owned, at Market Value	252,180
Equipment, Furniture, Fixtures and Improvements at Cost, Net of Accumulated Depreciation and Amortization of $708,479	452,164
Other Assets	20,894
TOTAL ASSETS	$1,947,190

LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable	$ 268,853
Accrued expenses and other current liabilities	604,763
Total Liabilities	873,616
Commitments	
Subordinated Borrowings	635,333
Members' Equity	438,241
TOTAL LIABILITIES AND MEMBERS' EQUITY	$1,947,190

The accompanying notes are an integral part of this financial statement.

Note A - Organization:

Order Execution Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Pacific Exchange, Inc. (PCX). The Company was formed under the Limited Liability Company laws of the State of New Jersey in 2001. The Company is primarily engaged in providing listed order executions to regional broker-dealers for which it receives commissions. The Company is a member of the Chicago Stock Exchange, the Boston Stock Exchange, the Philadelphia Stock Exchange, the Pacific Exchange and the Archipelago Exchange.

Note B - Significant Accounting Policies:

Revenue Recognition

The Company records proprietary transactions in securities and the related revenue and expenses on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities are valued at market value, and securities not readily marketable are valued at fair values as determined by management.

Equipment, Furniture, Fixtures and Improvements

Equipment, furniture, fixtures and improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Amortization is provided on the straight-line method over the lesser of the useful life or the lease term. Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred. Expenditures for betterments and major renewals are capitalized and, therefore are included in equipment, furniture, fixtures and improvements.

Concentration of Credit Risk

The Company maintains cash balances with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and considers the Company's risk negligible.

Straight-Line Rent

The Company recognizes rental expense on a straight-line basis over the term of the building lease.

Note B - Significant Accounting Policies (Continued):

Receivables and Credit Policy

Receivables are obligations due from customers under terms requesting payments up to sixty days from the service date, depending on the customer. The Company does not accrue interest on unpaid receivables. Customer receivable balances with invoice dates over ninety days are reviewed for delinquency. Management reviews these accounts taking into consideration the size of the outstanding balance and the past history with the customer. The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected.

Payments of accounts receivable are allocated to specific invoices identified on the customer's remittance advice or, if unspecified, are applied to earliest unpaid invoices.

Note C - Equipment, Furniture, Fixtures and Improvements:

The equipment, furniture, fixtures and improvements are summarized as follows at December 31, 2004:

Computer Equipment	$ 674,226
Computer Software	454,585
Furniture and Fixtures	7,979
Leasehold Improvements	23,853
Total Equipment, Furniture, Fixtures and Improvements	1,160,643
Less Accumulated Depreciation and Amortization	708,479
Equipment, Furniture, Fixtures and Improvements, Net	$ 452,164

Depreciation and amortization expense amounted to $278,660 for the year ended December 31, 2004.

Note D - Financial Instruments:

The Company owns shares in a New York Stock Exchange listed company which it had acquired as a result of its participation in an equity entitlement program as a customer of the listed company, prior to that company's initial public offering. The shares held by the company carry a restriction precluding sale of said shares for 180 days after the initial public offering. These shares will be without restriction February 12, 2005.

Note E - Subordinated Borrowing and Related Party Transactions:

The Company has subordinated notes outstanding at December 31, 2004 in the amounts of $248,333, $100,000 and $287,000, which mature on March 31, 2007, June 30, 2007 and December 31, 2007, respectively. These notes are due to an immediate family member of one of the members of the Company. On September 28, 2004, these noted were amended to bear no interest, retroactive to the beginning of the year.

Note F - Commitments:

The Company is liable under long-term operating leases for membership seats on various exchanges, office space, office equipment and software licensing agreements from unrelated parties.

Note F - Commitments (Continued):

Aggregate minimum annual lease commitments of the Company under non-cancelable operating leases as of December 31, 2004are as follows:

Year	Amount
2006	$ 242,955
2006	227,524
2007	227,524
2008	227,524
2009	203,524
2010 and thereafter	203,524
Total Minimum Lease Payments	$1,332,575

The rent and licensing expense for the Company relating to these commitments was $317,110 for the year ended December 31, 2004.

Note G - Income Taxes:

The income of the Company is included in the current taxable income of the members. Consequently, net income is presented without a provision for income taxes.

Note H - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2004, the Company had net capital of $323,244, which was $265,003 in excess of its required net capital of $58,241.

Note I - Retirement Plan:

The Company has a thrift and savings plan for salaried employees meeting certain service requirements, which qualifies under Section 401(k) of the Internal Revenue Service Code. The Company's matching contributions to this plan are discretionary. In addition, the plan allows for discretionary profit sharing contributions to be made for all eligible employees meeting service and age requirements. The Company did not make a matching or profit sharing contribution to the plan for the year ended December 31, 2004.

Note J - Off-Balance-Sheet Risk:

In the normal course of business, the Company's customer activities include the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note K - Concentrations:

Approximately 68 percent of the Company's net revenues were provided by commissions on trades cleared through one clearing broker.

Note L - Related Party Transactions:

The Company leases communication lines from an affiliated Company owned by the members and an officer of the Company. The lease is month-to-month and provides for monthly payments of $5,000 under the current arrangement. The Company paid $60,000 to this affiliate, which is included in communications expense in the statement of operations.